SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on June 27, 2006, at 10 a.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Extraordinary General Meetings to be held, to resolve on the following AGENDA:

(i)
to rectify and confirm the deliberation taken at the Company’s Extraordinary Meeting held on April 20, 2006, regarding the increase on the corporate capital corresponding to the partial capitalization of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2005. The proposal to be discussed, which shall substitute the previous deliberation taken on April 20, 2006, shall secure to the remaining of the Company’s shareholders registered as such on the date of the meeting now being called, the preemptive right in the subscription of shares in the proportion of 0.04578384%, at the same type, at the price of R$0.769230 and R$0.906980 for common or prefferred shares, respectively; and

(ii)
to confirm, pursuant to art. 256 of Law No. 6,404/76, the execution of the Letter Agreement and the Appraisal Report regarding the acquisition, by the Company, of the control of Quilmes Industrial (Quinsa) Société Anonyme.

General information:

-
The issuance price of the shares to be subscribed pursuant to the exercise of the preemptive right by the remaining shareholders corresponds to the prices which were object of the original deliberation of April 20, 2006, being deducted the amount paid as interest on own capital, which was deliberated on the Company’s Board Meeting held on May 23, 2006.

-
The following documents are at the disposal of the shareholders at the Company’s headquarters’: (i) Portuguese version of the Letter Agreement regarding the acquisition of the control of Quilmes Industrial (Quinsa) Société Anonyme; and (ii) Appraisal Report, in compliance with 256, §1º of Law No. 6,404/76.

-
The proxies containing special powers for representation in general meetings referred to by this present Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 business days prior to the date scheduled for the meetings.

-
Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

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The deliberation referred to in item (ii), above, gives withdrawal rights to shareholders which hold common shares on June 6, 2006, based on the respective equity value as of the balance sheet of December 31, 2006, equal to R$304.03 per lot of thousand shares. The preferred shares shall not have withdrawal rights, due to its liquidity and dispersion.

São Paulo, June 6, 2006.

Victório Carlos De Marchi
Board of Directors Co-Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.